UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         Reckson Associates Realty Corp.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    75621K106
                                 (CUSIP Number)


   Roger W. Thomas, Esq.                            Dennis J. Block, Esq.
      General Counsel                               William P. Mills, Esq.
Mack-Cali Realty Corporation                  Cadwalader, Wickersham & Taft LLP
    343 Thornall Street                           One World Financial Center
      Edison, NJ 08837                                New York, NY 10281
       (732) 590-1000                                   (212) 504-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75621K106

1.   NAME OF REPORTING PERSON
           Mack-Cali Realty, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
            BK

5    CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
                   0

8    SHARED VOTING POWER
                   0

9    SOLE DISPOSITIVE POWER
                   0

10   SHARED DISPOSITIVE POWER
                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%

14   TYPE OF REPORTING PERSON*
            PN

CUSIP No.  75621K106

1.   NAME OF REPORTING PERSON
           Mack-Cali Realty Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
            BK

5    CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
                   0

8    SHARED VOTING POWER
                   0

9    SOLE DISPOSITIVE POWER
                   0

10   SHARED DISPOSITIVE POWER
                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%

14   TYPE OF REPORTING PERSON*
            CO

Item 1. Security and Issuer

        This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Reckson Associates Realty Corp., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 625 Reckson Plaza, Uniondale, New York 11556.

        This statement is being filed by Mack-Cali Realty, L.P., a Delaware limited partnership ("Mack-Cali LP") and Mack-Cali Realty Corporation, a Maryland corporation ("Mack-Cali", and collectively, the "Mack-Cali Reporting Persons") solely as a result of the admission on November 30, 2006 of Mack-Cali LP as a limited partner in the Rome Acquisition Limited Partnership ("Rome") on the terms set forth in the Amendment to the Agreement of Limited Partnership of Rome, dated as of November 30, 2006 (the "Partnership Agreement Amendment"). The Mack-Cali Reporting Persons do not own any Shares, but may, as a limited partner of Rome, be deemed members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with Rome and with (A) WH Rome Partners LLC, a Delaware limited liability company ("WH LLC"), WH Rome Inc., a New York corporation and the managing member of WH LLC ("WH Corporation"), and Harry Macklowe and William S. Macklowe (collectively, the "Macklowe Reporting Persons"), and (B) High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation (" CCI Onshore"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Meadow Star LLC, a Delaware limited liability company ("Meadow Star"), Meadow Star Partner LLC, a Delaware limited liability company ("Meadow Partner") and Carl C. Icahn (collectively, the "Icahn Reporting Persons"). As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by Rome, the Icahn Reporting Persons and the Macklowe Reporting Persons. Nothing contained herein shall be deemed to be an admission by any of the Mack-Cali Reporting Persons that they are the beneficial owners of Shares beneficially owned by Rome or any of the Icahn Reporting Persons or the Macklowe Reporting Persons, and the Mack-Cali Reporting Persons disclaim any such beneficial ownership.

Item 2. Identity and Background

        The reporting persons are the Mack-Cali Reporting Persons. The directors and executive officers of the Mack-Cali Reporting Persons are set forth on Schedule A hereto.

        The principal business address of each of Mack-Cali LP and Mack-Cali is 343 Thornall Street, Edison, New Jersey 08837-2206.

        Mack-Cali is a fully-integrated, self-administered and self-managed real estate investment trust ("REIT"). Mack-Cali is the sole general partner of, and conducts substantially all of its business through, Mack-Cali LP. Mack-Cali LP owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast.

        During the last five years, none of the Mack-Cali Reporting Persons and, to the knowledge of the Mack-Cali Reporting Persons, none of the executive officers, directors, control persons or members of the Mack-Cali Reporting Persons, as applicable, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

        Mack-Cali is a Maryland corporation. Mack-Cali LP is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration

        On November 29, 2006, Mack-Cali LP entered into a Term Loan Agreement (the "Term Loan Agreement") with JPMorgan Chase Bank, N.A. ("JPMorgan") as administrative agent for the lenders party thereto. The Term Loan Agreement, which is guaranteed by Mack-Cali, provides for loans of up to $350 million to Mack-Cali LP at an interest rate equal to either (i) the higher of JPMorgan's prime rate or the Federal Funds rate plus 50 basis points plus an applicable margin (the "Applicable Margin") of between 50 and 112.5 basis points (the "Alternate Base Rate"), or (ii) the LIBOR Rate plus the Applicable Margin.

        The Applicable Margin is subject to adjustment, on a sliding scale, based upon the Mack-Cali LP's unsecured debt ratings. The interest rate on outstanding borrowings under the Term Loan Agreement as of November 30, 2006 was based on the Alternate Base Rate and was 8.25%. The Term Loan Agreement matures on May 29, 2007, with an extension option to November 29, 2007, which would require a payment of 5 basis points of the then borrowing capacity of the Term Loan Agreement upon exercise.

        As of November 30, 2006, Mack-Cali LP has drawn $150 million from the Term Loan Agreement and an additional $250 million from its existing unsecured revolving credit facility (the "Revolving Credit Facility"), which funds are expected to be used to fund Mack-Cali LP's $400 million capital contribution to Rome as described under Item 4 of this Schedule 13D. The Revolving Credit Facility has a capacity of $600 million (expandable to $800 million) with a group of 23 lenders, and JPMorgan as administrative agent. The interest rate on the $250 million drawn from the Revolving Credit Facility is currently based on the Alternative Base Rate, which as of November 30, 2006 was 8.25%. The Revolving Credit Facility matures in November 2009, with an extension option of one year, which would require a payment of 25 basis points of the then borrowing capacity of the Revolving Credit Facility upon exercise.

Item 4. Purpose of Transaction

        On November 30, 2006, Meadow Star, WH LLC, and Mack-Cali LP entered into the Partnership Agreement Amendment pursuant to which Mack-Cali LP was admitted to Rome as a limited partner on the terms set forth therein. Copies of the Partnership Agreement and the Partnership Agreement Amendment are filed herewith as exhibits and incorporated herein by reference. Prior to admitting Mack-Cali LP as a limited partner on the terms set forth in the Partnership Agreement Amendment, Rome sent letters to the Issuer in which Rome proposed to acquire all of the Shares (and units of Reckson Operating Partnership) for $49 per share in cash (the "Proposal"), subject to certain conditions, including satisfactory completion of due diligence.

        On November 29, 2006, Mack-Cali LP deposited into a segregated account at JPMorgan cash in the amount of $400 million. Pursuant to the terms and conditions of the Partnership Agreement Amendment, Mack-Cali LP will fund Rome with $400 million on December 4, 2006; provided, however, that Mack-Cali LP may elect at any time prior to 11:59 p.m. on December 2, 2006, in its sole and absolute discretion and for any reason, including, without limitation, its evaluation of the Issuer based on its due diligence review of the Issuer, not to become irrevocably committed to contribute such amount to Rome, in which case Mack-Cali LP shall cease to be a limited partner of Rome.

        Following the admission of Mack-Cali as a partner, Rome sent a letter to the Issuer requesting permission from the Issuer to allow Mack-Cali to participate in Rome's due diligence with respect to the Issuer, which request was granted.

        The Proposal, or any amendment thereof, could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, and the delisting of the Issuer's securities from the New York Stock Exchange.

        The Mack-Cali Reporting Persons may, from time to time and at any time, acquire shares in the open market or otherwise and reserve the right to dispose of any or all shares hereafter acquired in the open market or otherwise, at any time and from time to time.

Item 5. Interest in Securities of the Issuer

        Currently, the Mack-Cali Reporting Persons do not own any Shares. The Mack-Cali Reporting Persons may be deemed to be members of a "group" with Rome, the Macklowe Reporting Persons and the Icahn Reporting Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by Rome, the Icahn Reporting Persons, the Macklowe Reporting Persons and the Mack-Cali Reporting Persons. Nothing contained herein shall be deemed to be an admission by any of the Mack-Cali Reporting Persons that they are the beneficial owners of Shares beneficially owned by any of the Icahn Reporting Persons or the Macklowe Reporting Persons, and the Mack-Cali Reporting Persons disclaim any such beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as otherwise described herein or in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        1.     Joint Filing Agreement

        2.     Agreement of Limited Partnership of Rome

        3.     Partnership Agreement Amendment

                                    SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2006

MACK-CALI REALTY, L.P.

By:     Mack-Cali Realty Corporation
        General Partner

        By:   /s/ Mitchell E. Hersh
           --------------------------------------------
           Name:  Mitchell E. Hersh
           Title: President and Chief Executive Officer

MACK-CALI REALTY CORPORATION

        By:   /s/ Mitchell E. Hersh
           --------------------------------------------
           Name:  Mitchell E. Hersh
           Title: President and Chief Executive Officer



       [Signature Page to Schedule 13D - Reckson Associates Realty Corp.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF MACK-CALI REPORTING PERSONS

        The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Mack-Cali Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Mack-Cali Realty Corporation, 343 Thornall Street, Edison, New Jersey, 08837-2206. To the best of the Mack-Cali Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of any Mack-Cali Reporting Person owns any Shares.

MACK-CALI REALTY CORPORATION

Name                       Position
----                       --------

William L. Mack            Chairman of the Board
Mitchell E. Hersh          President and Chief Executive Officer; Director
Barry Lefkowitz            Executive Vice President and Chief Financial Officer
Roger W. Thomas            Executive Vice President, General Counsel
                           and Secretary
Michael A. Grossman        Executive Vice President
Mark Yeager                Executive Vice President
Alan S. Bernikow           Director
John R. Cali               Director
Kenneth M. Duberstein      Director
Nathan Gantcher            Director
David S. Mack              Director
Alan G. Philibosian        Director
Irvin D. Reid              Director
Vincent Tese               Director
Robert F. Weinberg         Director
Roy J. Zuckerberg          Director

MACK-CALI REALTY, L.P.

        Mack-Cali Realty, L.P. is managed by its general partner, Mack-Cali Realty Corporation.